UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      BION ENVIRONMENTAL TECHNOLOGIES, INC.
                      -------------------------------------
                                (Name of Issuer)


                          Common Stock, $.0001 Par Value
                          ------------------------------
                          (Title of Class of Securities)


                                    09061Q307
                                  --------------
                                  (CUSIP Number)


                                 October 23, 2009
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                              SCHEDULE 13G

     CUSIP No.  09061Q307

1   NAME OF REPORTING PERSON

        Anthony G. Orphanos

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
        Not applicable                                        (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        2,719,800

6   SHARED VOTING POWER

        696,263

7   SOLE DISPOSITIVE POWER

        2,719,800

8   SHARED DISPOSITIVE POWER

        696,263

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,416,063

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

        Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        27.9%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN

                                      2


Item 1.

     (a)  Name of Issuer:  Bion Environmental Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               Box 566/1774 Summitview Way
               Crestone, Colorado  81131

Item 2.

     (a)  Name of Person Filing:  Anthony Orphanos

     (b)  Address of Principal Business Office or, if none, residence:

               c/o Carret Asset Management LLC
               40 West 57th Street, 20th Floor
               New York, NY  10019

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, $.0001 par value

     (e)  CUSIP No.: 09061Q307

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:  3,416,063

     (b)  Percent of Class:  27.9%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:        2,719,800(1)
         (ii)  shared power to vote or to direct the vote:        696,263(2)
        (iii)  sole power to dispose or to direct the
               disposition of:                                  2,719,800(1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                    696,263(2)
______________

(1) Includes 433,563 shares and 35,500 shares underlying options and warrants held directly by Mr. Orphanos and 685,707 shares held in an IRA. Also includes 1,565,030 common shares owned by certain clients of Mr. Orphanos, over which Mr. Orphanos exercises discretionary authority.

(2) Includes 130,263 shares held jointly with his wife and 566,000 shares underlying warrants held by the Danielle Christine Bassani Trust, of which Mr. Orphanos is a co-trustee.

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Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 27, 2009


                                    /s/ Anthony G. Orphanos
                                    ANTHONY G. ORPHANOS















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